Exhibit 77(d)

(a) Effective November 2, 2000, Emerging Countries Fund changed its investment policies to indicate that the Fund will invest 65% of its assets in issuers located outside of the United States, and 75% of its assets in common and preferred stocks, warrants and convertible securities. The Fund may invest 35% of its total assets in the securities of U.S. companies, including investment grade debt securities. The portfolio managers will employ a combination of top-down and bottom-up analyses in selecting securities. The Fund may also lend portfolio securities on a short-term or long-term basis, up to 30% of its total assets.

(b) Effective November 2, 2000, International Core Growth Fund changed its investment policies to indicate that the Fund will invest 65% of its assets in issuers located outside of the United States, and 75% of its total assets in common and preferred stocks, warrants and convertible securities. The Fund may invest 35% of its total assets in the securities of U.S. companies, including investment grade debt securities. The portfolio managers will employ a combination of top-down and bottom-up analyses in selecting securities.

(c) Effective November 2, 2000, Worldwide Growth Fund changed its investment policies to indicate that the Fund will invest 65% of its assets in issuers located in at least three countries, one which may be the United States, and 75% of its total assets in common and preferred stocks, warrants and convertible securities. The portfolio managers will employ a combination of top-down and bottom-up analyses in selecting securities. The portfolio managers will invest in those U.S. companies with a market capitalization corresponding to the upper 90% of the S&P 500 Index.